

May 28, 2024

Christopher Eperjesy
Chief Financial Officer
Custom Truck One Source, Inc.
7701 Independence Ave
Kansas City, MO 64125

> **Re: Custom Truck One Source, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Response dated March 14, 2024**
> **File No. 1-38186**

Dear Christopher Eperjesy:

We have reviewed your March 14, 2024 response to our comment letter and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 14, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Loan Covenants and Compliance, page 32

1. We note from your response to prior comment 1 that Adjusted EBITDA and its related measures such as Net Leverage Ratio are material covenant terms in your 2029 Secured Notes and ABL Facility and as such, Adjusted EBITDA is material to an investor's understanding of your financial condition and liquidity. We also note that you have updated the presentation in your Form 10-K to discuss Adjusted EBITDA only in the Liquidity and Capital Resources section of Management's Discussion and Analysis of Financial Condition and Results of Operations. Please address the following regarding your response and updated presentation:

   • With reference to the relevant sections of your debt agreements, tell us how you determined that Adjusted EBITDA is material to an investor's understanding of your financial condition and liquidity. For example, identify and provide your analysis of the specific terms of your debt agreements that relate to covenants based on Adjusted EBITDA that impact your ability to obtain additional debt or equity financing.

• As it does not appear that Adjusted EBITDA was presented as part of Liquidity and Capital Resources in your Form 10-K for the fiscal year ended December 31, 2022, explain how you determined that the disclosure of Adjusted EBITDA as a material item affecting your liquidity was necessary for your Form 10-K for the fiscal year ended December 31, 2023, but not for the prior fiscal year.

• Disclosure in your Form 10-K states that covenants governing the payment of dividends and making other distributions are based upon a combination of fixed amounts, percentages of Adjusted EBITDA, or upon multiple pro forma measures. As you state on page 24 of your Form 10-K that you "have never declared or paid, and do not anticipate declaring or paying, any cash dividends on [y]our shares of common stock in the foreseeable future," tell us how you determined that disclosure of Adjusted EBITDA in the context of covenants related to the payment of dividends and making distributions is material to investors.

• As your response also states that you present Adjusted EBITDA "to facilitate a supplemental understanding of the Company's operational performance," clarify the purposes for which Adjusted EBITDA is presented in your Form 10-K and explain how that aligns with the disclosure you have provided.

Please contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services